September 6, 2019

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 22, 2019
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2019 letter.

Form F-1/A Filed August 22, 2019

Risk Factors
Failure to comply with requirements to design, implement and maintain effective internal control..., page 46

1. We note your response to comment 11. In a similar manner to your response, please expand your disclosures to discuss your long term remediation plans. Unaudited Pro Forma Combined Financial Information, page 72

2. We note your response to comment 18. In connection with the Recapitalization in May
       2018, you entered into the Revolving Credit Facility and Term Facility as well as issued
       US$400.0 million in aggregate principal amount of 7.000% Senior Notes. Given that the
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         pro forma financial information assumes that the Recapitalization was consummated on
         January 1, 2018, please help us understand why adjustment (7) does not also reflect additional interest expense associated with these financing arrangements entered into in connection with the Recapitalization.
3. We note your response to comment 19. Rule 11-01(a)(8) of Regulation S-X requires pro forma financial information to be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. Given the impact that the pre-closing capital changes as well as the application of the estimated net proceeds from the offering would appear to have on your financial statements, including to your pro forma interest expense and earnings per share amounts, please help us further understand why you do not intend to reflect these transactions in your pro forma financial information. Alternatively, please reflect these transactions as well in your pro forma financial information. These transactions can be reflected in a separate column from the pro forma financial information currently provided related to the Waste Industries Merger and the
         Recapitalization.
4. We note your response to comment 23. You state that the outstanding options held by the predecessor entity prior to the Recapitalization as well as by Waste Industries prior to being acquired would have been expensed immediately prior to these two events.
         Therefore, you have adjusted the share-based compensation expense to reflect only the expense of the successor entity. Please disclose how the outstanding options were settled as part of these transactions, including if new options were issued. Please also better clarify what charges are being removed and your basis for removing the charges recorded in your historical financial statements. For example, please clarify if you are removing the nonrecurring charges recorded in the historical financial statements related to the settlement of these options that occurred as a result of these transactions.
5. We note your response to comment 21. In regards to your adjustment to depreciation, you assumed the mid-point of your depreciation policy to depreciate the incremental value, assuming the assets were in the middle of their life cycle on average. Please expand your disclosures to better explain your basis for this assumption. In regards to your pro forma amortization expense calculation, please further clarify in your disclosures the specific asset categories and corresponding useful lives used similar to your description of the pro forma adjustment for depreciation expense.
Non-IFRS Measures , page 81

6. We note your response to comment 26. In your reconciliation from SG&A to Adjusted
         SG&A, please explain the nature of the adjustment in a similar manner to your response.
         Please specifically clarify that these are transaction fees incurred in connection with specific acquisition and financing activities as well as explain why you believe these are not indicative of your underlying SG&A cost base.
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Full Year 2018 compared to Fiscal 2017, page 93

7. We note your response to comment 8. We continue to believe that your combined presentation of predecessor and successor periods appears inappropriate given the significant change in basis between the two periods and should be removed. In addition to this combined presentation, you also provide a table on page 93 which appears to remove the purchase accounting adjustments made to your historical financial statements and presents a full income statement without the impact of purchase accounting. We remind you it is also not appropriate to present full non-GAAP income statements pursuant to
         Question 102.10 of our C&DI's on Non-GAAP Financial Measures.

         Please provide a discussion and analysis for each period presented for the successor and predecessor periods, which may be supplemented with a discussion and analysis of pro forma financial information. In this regard, please consider presenting a subtotal in your pro forma financial information presented beginning on page 72 which would show solely the impact of the Recapitalization. These pro forma amounts could be discussed and analyzed in addition to your discussion of the historical successor and predecessor periods. Please revise as necessary.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 112

8. We note your response to comment 10. Please address the following in regards to your presentation of Run-Rate EBITDA:
           Your response indicates that you are presenting Run-Rate EBITDA to measure compliance with your debt covenants. In this regard, it is not clear why your disclosures on page 82 do not indicate this pursuant to Item 10(e)(1)(i)(c) of
            Regulation S-K and also it is not clear why this would not be considered a liquidity measure;
           We note that the covenant is consolidated total net "funded" debt to Run-Rate
            EBITDA; however only the calculation for Run-Rate EBITDA is calculated. Please also show how net "funded" debt is determined;
           Please disclose the the actual or reasonably likely effects of compliance or non-
            compliance with the covenant on your financial condition and liquidity; and
           Given the significance of the Acquisition EBITDA adjustments line item in your
            reconciliation, please expand your disclosures to provide additional insight on how this amount is determined, including significant estimates and assumptions used.
         Refer to question 102.09 of our C&DIs on Non-GAAP Financial Measures. Landfill Asset, Landfill Closure and Post-Closure Obligations, and Landfill Capacity, page 127

9.       We note your response to comment 27. Please address the following:
           You recognize the estimated liability for final capping, closure and post-closure
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             maintenance obligations in the year in which it is incurred. Please further clarify what is meant by when it is incurred. For example, it is not clear if the obligations are recorded as landfill airspace is consumed;
             Regarding the units of consumption rates used to amortize your landfill assets each period, please disclose the actual rates used, how they are determined, and the factors that led to significant changes in the rates from period to period; and
             Please provide additional insight as to the total available capacity of your landfills, with separate disclosure of the amount of capacity that is permitted versus capacity that is not permitted at the end of each period. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity.
Critical Accounting Estimates and Judgments
Share-Based Compensation, page 129

10.      We note your response to comment 28. Please address the following:
           The listing provided in your response does not appear to provide all equity issuances since January 1, 2018 as requested. For example, we note that based on page 203 there were also equity issuances on March 18, 2019 and April 1, 2019. Please revise;
           Please tell us the fair value of your underlying common stock used and your basis for this fair value for each equity issuance. Your response only provides the subscription price and strike price of the issuances. We note that multiple of the issuances appear to be related to third-party transactions. In this regard, please tell us the implied fair value of the common shares based on these third-party transactions; Please tell us the significant factors that contributed to differences in the fair value
           determined between each valuation date; and To the extent applicable, please reconcile the fair values you used for equity
           transactions to the fair value indicated by the anticipated IPO price.
Certain Relationships and Related Party Transactions, page 186

11. We note that you issued a promissory note to Josaud Holdings Inc., an entity controlled by
         Mr. Dovigi. Please disclose the terms of the prmissory note. Financial Statements, page F-1

12. We note your response to comment 30. Please help us further understand your basis for determining that the financial statements of GFL Environmental Inc. would not provide meaningful information. Please also confirm, if true, that the only impact of the
         Amalgamation on the GFL Environmental Holdings Inc. financial statements currently provided to arrive at the post-Amalgamation financial statements of GFL Environmental
         Inc. will be the Pre-Closing Capital Changes which will be reflected in the Capitalization
         Table and Pro Forma Financial information.
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GFL Environmental Holdings Inc.
September 6, 2019
Page 5
Financial Statements
GFL Environmental Holdings Inc., page F-2

13. We note that you have presented some expenses by function and other expenses by nature. As a result it appears that some of the expenses you have presented by function do not include all costs associated with that functional expense, such as cost of sales and selling, general and administrative expenses. Please revise your statements of operations to present your expenses by either function or by nature. Refer to paragraphs
         15 and 99 of IAS 1.
Note 8. Goodwill, page F-58

14. We note your response to comment 33. Please help us better understand how you determined it was appropriate to test goodwill at the operating segment level pursuant to
         IAS 36. Please specifically tell us what your cash-generating units are and how you determined that the the operating segment level was the lowest level within the entity at which goodwill is monitored pursuant to IAS 36.80. In this regard, we note that you have
         3 operating segments: Solid Waste, Infrastructure & Soil Remediation, and Liquid Waste
         with the Solid Waste segment representing approximately 66% of total revenues for the successor period in 2018. In addition, it does not appear that all of the disclosures called for by IAS 36.134 have been provided such as paragraph (d) related to your determination of the recoverable amount based on value in use. Please advise or revise your disclosures accordingly.
Note 13. Revenue, page F-70

15. We note your response to comment 36. Your response only appears to address stewardship return incentives. In regards to product sales, please also help us understand the significance of these revenue amounts and further clarify how you recognize revenue related to these amounts pursuant to IFRS 15.119.
Notes to the Financial Statements
Note 13. Revenue, page F-70
FirstName note your response to comment 37. It is not clear why you intend to only provide the
16.    We LastNamePatrick Dovigi
Comapany NameGFL Environmental 15.119(b) Inc.
       disclosures called for by IFRS Holdings in future periods, rather than in the current filing as well. Please advise or revise your disclosures.
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       You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction
cc:      Ryan Bekkerus